UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 5)

                        IMPSAT FIBER NETWORKS, INC.
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                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)

                                45321T 20 2
                                -----------
                               (CUSIP Number)

                               Bryan E. Bloom
                   W.R. Huff Asset Management Co., L.L.C.
                               67 Park Place
                        Morristown, New Jersey 07960
                               (973) 984-1233
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               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                              October 25, 2006
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          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


------------------------                                ------------------------
CUSIP NO. 45321T 20 2                                   PAGE 2 OF 5 PAGES
------------------------                                ------------------------

------- ------------------------------------------------------- ----------------
1       NAME OF REPORTING PERSON                           William R. Huff
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

------- ---------------------------------------------------------- -------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  Not Applicable

                                                          (b)  Not Applicable
        ------- ----------------------------------------------------------------

3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

                                  OO
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                   Not Applicable

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
------------------- ------ -----------------------------------------------------

 NUMBER OF SHARES   7      SOLE VOTING POWER

                           *
                    ------ -----------------------------------------------------

   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
                           *
                    ------ -----------------------------------------------------

       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
                           *
                    ------ -----------------------------------------------------

      PERSON        10     SHARED DISPOSITIVE POWER
       WITH
                           *
---------- -------- ------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    ___________*

---------- -------- ------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                             Not Applicable

---------- -------- ------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    22.4%

---------- -------- ------------------------------------------------------------
14                  TYPE OF REPORTING PERSON

                    IA, IN

---------- -------- ------------------------------------------------------------

* WRH Partners Global Securities, L.P., a Delaware limited partnership, W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company, and certain other affiliated limited partnerships (collectively, the "Huff Entities"), for their clients and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), have been issued and/or have acquired, in the aggregate, $27,749,836 principal amount of the Series A 6% Senior Guaranteed Convertible Notes due 2011 of IMPSAT Fiber Networks, Inc. ("the Company") (the "Series A Notes"), $11,402,000 principal amount of the Series B 6% Senior Guaranteed Convertible Notes due 2011(the "Series B Notes"), and warrants to purchase an aggregate of 320,321 Shares. As of October 25, 2006, the Series A Notes are convertible into 2,046,448 shares of the common stock, par value $0.01 per share (the "Shares"), of the Company, and the Series B Notes are convertible into 548,700 Shares of the Company. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company issued to or on behalf of the Accounts. Thus, as of October 25, 2006, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 2,915,469 Shares, or approximately 22.4% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

ITEMS 4 AND 6 ARE HEREBY AMENDED TO ADD THE FOLLOWING:

     IMPSAT Fiber Networks, Inc., a Delaware corporation (the "Company"), has entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 25, 2006, by and among the Company, Global Crossing Limited, a Bermuda corporation ("GCL"), and GC Crystal Acquisition, Inc., a Delaware corporation and an indirect wholly owned subsidiary of GCL ("MergerCo"). Pursuant to the Merger Agreement, MergerCo will merge with and into the Company, the separate existence of MergerCo will cease, and the Company will be the surviving corporation.

     W.R. Huff Asset Management Co., L.L.C. and affiliates ("Huff"), and Global Crossing Limited, have entered into a Letter Agreement dated October 25, 2006 ("Letter Agreement"), whereby Huff agreed to tender its Series A Notes and Series B Notes (collectively, "Notes") pursuant to and in accordance with the terms of the Offer to Purchase contemplated in the Merger Agreement. The Letter Agreement also provides for, among other things, restrictions on transfers of the Notes or any other Subject Shares (as defined in the Letter Agreement) (subject to certain exceptions) pending consummation of the merger.

ITEM 7 IS HEREBY AMENDED AS FOLLOWS:

     Letter Agreement dated October 25, 2006 between W.R. Huff Asset Management Co., L.L.C. and affiliates ("Huff"), and Global Crossing Limited.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 2006

                                        BY:   William R. Huff


                                        /s/ Bryan E. Bloom
                                        ----------------------------------
                                        Bryan E. Bloom, as attorney-in-fact
                                        for William R. Huff, on behalf of
                                        WRH Partners Global Securities,
                                        L.P. and W.R. Huff Asset Management
                                        Co., L.L.C., certain limited
                                        partnerships and limited liability
                                        companies affiliated with WRH
                                        Partners Global Securities, L.P.
                                        and W.R. Huff Asset Management Co.,
                                        L.L.C.,and certain separately
                                        managed accounts.